Exhibit 99.2

BiondVax Universal Flu Vaccine Patent Granted in India

Ness Ziona, Israel – January 2, 2018

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), developer of M-001, the Universal Flu Vaccine candidate currently in preparation for a Phase 3 clinical trial, announced today that one of its key patents titled "A Synthetic or Recombinant Influenza Multi-Epitope Polypeptide" has been granted in India. The patent belongs to BiondVax’s portfolio family titled “Multimeric Multi-Epitope Influenza Vaccines” and has now been granted in over 30 countries.

With a population of over 1.3 billion people, and high population density in some of the major cities, India is an important potential market for BiondVax and a universal flu vaccine may significantly improve public health.

Dr. Tamar Ben-Yedidia, CSO of BiondVax, commented, “We are pleased and thankful that the Government of India’s Patent Office accepted the uniqueness of our universal flu vaccine solution and approved this main patent of BiondVax. Authorities worldwide recognize that currently marketed influenza vaccines fall short. I am proud that M-001, which is designed to cover current, future, seasonal and pandemic flu strains, is preparing to enter Phase 3 trials later in 2018.”

There is a general recommendation for seasonal influenza vaccination in India for healthcare workers, pregnant women, and people with some chronic illnesses.[1] However, Northern and Southern Hemisphere flu strains dominate at different times and in different regions of the Indian subcontinent. A universal flu vaccine, designed to cover all flu strains, would provide consistent coverage, and be appropriate for vaccination throughout the year.

The patent describes influenza vaccines comprised of multiple copies of several epitopes, such as M-001 which contains nine common and conserved influenza virus epitopes.

About BiondVax Pharmaceuticals Ltd

BiondVax is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

1 Government of India, Ministry of Health & Family Welfare, “Seasonal Influenza: Guidelines for Vaccination with Influenza Vaccine”, 25 April 2017.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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